November 17, 2009

VIA FACSIMILE AND EDGAR TRANSMISSION
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6968

RE:	National Steel Company
Form 20.F for the Fiscal Year Ended December 31, 2008
Filed June 30, 2009
File No. 1-14732

Response to Staff Comment Letter dated November 3, 2009

Dear Mr. O’Brien:

Reference is made to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) received by Companhia Siderúrgica Nacional (the “Company” or “CSN”) on September 17, 2009, concerning the Company’s annual report on Form 20-F filed with the SEC on June 30, 2009 (the “2008 Form 20-F”). On October 23, 2009 we provided a letter with our responses to the Staff’s comments. On November 3, 2009, we received a letter from the Staff with additional comments regarding the Company’s 2008 Form 20-F. This letter provides the Company’s responses to the Staff’s additional comments. For your convenience, we have reproduced below in italics the Staff’s additional comments numbered 1 through 4 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2008 Form 20-F.

SEC Comment No. 1.

10 Investments in affiliated companies and companies under common control, page FS--29

1. To allow us to better understand your accounting for the decline in your ownership interest in Namisa, please provide us with the three agreements comprising the Strategic Partnership Agreement. Please note that if you wish to have this information treated as confidential, please refer to Freedom of Information Act Rule 200.83. Please refer to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act if you plan to seek return of this information. In order to facilitate the return of the Strategic Partnership Agreement, please include a self-addressed, postage paid package.
Alternatively you may request that we shred and dispose of the materials. With regards to the filing of the Strategic Partnership Agreement as an exhibit to your Form 20-F, you must request confidential treatment of information otherwise required to be disclosed in a Form 20-F. See Rule 24b-2 under the Exchange Act. Submit promptly a confidential treatment request to the Commission’s Office of the Secretary for the portions of the agreements for which you are seeking confidential treatment. In preparing the confidential treatment request, you may wish to refer to our February 28, 1997 Staff Legal Bulletin 1 and our July 11, 2001 Staff Legal Bulletin 1A that are available on the Commission’s website at http://www.sec.gov. Concurrently, file by amendment to the Form 20-F the portions of the agreements for which you are not seeking confidential treatment.

Companhia Siderúrgica Nacional

1
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Response to Comment No. 1.

Please find enclosed the main agreements that comprise the Strategic Partnership Agreement: (i) the Share Purchase Agreement, (ii) the Shareholders Agreement and five related operational agreements: (iii) High Silica ROM Iron Ore Supply Contract, (iv) Low Silica ROM Iron Ore Supply Contract, (v) Iron Ore Supply Contract, (vi) Support Agreement, and (vii) Port Operating Services Agreement, all of them dated October 21, 2008, as amended, as the case may be.

We kindly request that these agreements and the information contained therein be treated as confidential under Rule 83 of the Freedom of Information Act and Rule 12b-4 of the Exchange Act and that the agreements and any materials derived thereof be shred and disposed of upon completion of your review.

In addition, please be informed that we are currently taking the necessary measures to file a Confidential Treatment Request under Rule 24b-2 of the Exchange Act regarding portions of the Strategic Partnership Agreement which we will request to be omitted when we file an amendment to our 2008 Form 20-F.

SEC Comment No. 2.

2. We note your response to comment 12 in our letter dated September 17, 2009, regarding your assessment that Big Jump has substantive participating rights in Namisa as a result of its acquisition of a 40% interest and the Shareholders’ Agreement in accordance with EITF 96-16.

• Please provide us with a more comprehensive discussion of the terms of the “dispute resolution mechanism” in the Shareholders’ Agreement. Your discussion should clearly state your assessment of the sixth factor within the “Factors to Consider” section of EITF 96-16. For example, please explain the specific instances in which CSN may use the call option and when Big Jump may use the put option. Please provide a detailed explanation of how the Agreement states the consideration is to be determined. Please explain how you determined that Big Jump’s initial investment to acquire its 40% interest in Namisa results in Big Jump being considered a significant source of financing. In this regard, please provide us with a detailed understanding of the terms in the Shareholders’ Agreement that addresses subsequent financing of Namisa’s operations (i.e., is CSN and Big Jump required to equally share in providing liquidity to Namisa, if needed).

• Please provide us with a more comprehensive understanding as to rights provided to Big Jump in the Shareholders’ Agreement and how you determined that Big Jump’s rights are substantive participating rights rather than protective or participating rights. For example, we note that 61% of Namisa’s shareholders are required to approve the annual operating budget and management compensation. Please explain to us what happens if the annual operating budget or management compensation do not receive the required 61% approval. We also note that 61% of shareholders are required to approve the incurrence of debt over US$150 million. Please clarify for us the expectations for Namisa to require the issuance of debt in excess of US$150 million. Please clarify if the requirement that the declaration of dividends requires 61 % shareholder approval is for customary/expected dividends or for extraordinary dividends. Refer to Exhibit 96-16A for guidance.

Companhia Siderúrgica Nacional

2
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Response to Comment No. 2.

(i) Summary of the Dispute Resolution Mechanism / Put and Call for Disagreement:

CSN currently holds 60% of the capital stock of Nacional Minérios S.A. (“Namisa”) and has the right to appoint five members to its board of directors. Big Jump Energy Participações S.A. (“Big Jump”) currently holds 40% of Namisa’s capital stock and has the right to appoint four members to its board of directors. Big Jump is a consortium comprised of the following groups: Itochu, JFE Steel, Nippon Steel, Sumitomo Metal Industries, Kobe Steel, Nisshin Steel and Posco.

The Shareholders Agreement of Namisa (entered into by and between CSN and Big Jump) (“SA”) provides for super-majority vote protecting Big Jump, both at shareholders and board of directors’ levels, for instance:

a. Major Decisions at Board of Directors’ Level:

The SA provides that the approval of certain actions listed under its Section 9.1 shall require the affirmative vote of at least six directors of Namisa. Additionally the approval of the actions listed under Section 9.2 of the SA shall require the prior approval of shareholders holding at least 61% of the shares in Namisa. Actions listed under Section 9.1 together with actions listed under Section 9.2 are defined as “Major Decisions”.

Summarized examples of Major Decisions requiring the affirmative vote of at least six directors include: approval of annual compensation of members of the board of directors, board of officers and fiscal council (“Management”); appointment and/or removal of Management; amendments to, among others, the long-term iron ore supply agreements and the port operating services agreement (“Operational Agreements”); decisions involving mining rights held by Namisa; approval of guarantees; appointment of external auditors and changes to accounting policies; settlement of material dispute or lawsuits; and approval/changes to pension plans or other employee benefit plans.

b. Major Decisions at Shareholders’ Level:

Summarized examples of Major Decisions requiring prior approval of shareholders holding at least 61% of the shares in Namisa are: approval of annual financial statements, long-term business plan, mid-term business plan and annual operating budget; approval or changes to transactions/agreements involving expenditure in excess of US$25 million (not included in the budget); incurrence of indebtedness in excess of US$150 million, entry into joint ventures, equity investments, acquisition of assets or approval of investments in excess of US$20 million (not included in the budget); declaration of dividends, approval of changes to the dividend policy or decision to retain for capital expenditure funds otherwise available for distribution of dividends; increases in the capital stock and loans to shareholders or subsidiaries; reduction of capital stock; mergers, spin-offs, amalgamation or any act of corporate restructuring or sale of any material assets; winding up, dissolution, liquidation of Namisa; changes in the number of members of the board of directors; and amendments to the by-laws of Namisa.

c. Disagreements Regarding Major Decisions:

If the board of directors or the shareholders of Namisa are unable to reach a joint decision and to cast the necessary votes to approve a Major Decision (“Major Decision Disagreement”), any shareholder holding more than or equal to 40% of the shares in Namisa may notify the other shareholders and the board of directors (any such notice, a “Disagreement Notice”), and the shareholders shall cause such unresolved matter to be referred to 2 mediators, appointed by each of CSN and Big Jump (“Mediators”), who shall attempt to identify possible solutions and to settle the matter within 30 days following the date of the Disagreement Notice.

Companhia Siderúrgica Nacional

3
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

If the Mediators fail to reach an agreement within such period, or any shareholder fails to select and appoint its Mediator within 5 days from the date of the Disagreement Notice, the shareholders shall cause the Major Disagreement to be referred to the CEO of CSN and the senior representative appointed by Big Jump for this purposes, who shall attempt to identify possible solutions and settle the matter within 60 days following the date of the Disagreement Notice.

If the Major Decision Disagreement cannot be resolved, then:

Within 60 days following the Disagreement Term (“Exercise Period”) (x) Big Jump may elect to give written notice to CSN designating to sell all, but not less than all, of its shares in Namisa to CSN (“Put Option – Deadlock”), and/or (y) CSN may elect to give written notice to Big Jump designating to purchase all, but not less than all, of the shares held by Big Jump (“Call Option – Deadlock”), provided that both Put Option – Deadlock and Call Option – Deadlock shall be exercised at a price per share equal to the Fair Market Value of Namisa (as described in item (iii) below), divided by the total number of the outstanding shares issued by Namisa (“Exercise Price per Share”).

Alternatively, if there is reasonable evidence that the Major Decision Disagreement was caused by a shareholder of Namisa (“Challenged Shareholder”) that is not acting in good faith or in compliance with the basic principles set forth in the SA (“Improper Behavior”), the other shareholder (“Challenging Shareholder”) may, within 30 days following the Disagreement Term, refer the matter to an Arbitral Tribunal, which shall determine whether or not there was Improper Behavior by the Challenged Shareholder. In case the Arbitral Tribunal determines that the Challenged Shareholder acted with Improper Behavior, the Challenging Shareholder shall have the right to individually approve such Major Decision matter subject to the Major Decision Disagreement. In case the Arbitral Tribunal determines there was no Improper Behavior by the Challenged Shareholder (a) Big Jump may elect to give written notice to CSN, within 30 days from the issuance of the final Arbitral Tribunal award, exercising its Put Option – Deadlock, and/or (b) CSN may elect to give written notice to Big Jump, within 30 days from the issuance of the final Arbitral Tribunal award, exercising its Call Option – Deadlock. Both Put Option – Deadlock and Call Option – Deadlock shall be exercised at the Exercise Price per Share.

Section 10.2 of the SA provides a list of Major Decision Disagreements that are not subject to the Put and Call – Disagreement Mechanism. The SA also provides detailed steps that shall be followed by each of the shareholders prior to the closing of a transfer of shares under the Put and Call mechanism.

(ii) Other instances in which CSN / Big Jump may use the Put and Call:

Upon the occurrence of any breach of any material obligation by any of the parties under the SA and so long as such breach has not been cured within 90 days as of the date of delivery of a written notice by the non-defaulting party (“Non-Defaulting Party”) to the defaulting party reasonably detailing the nature of such breach, (i) if Big Jump is the Non-Defaulting Party, Big Jump shall have the right, exercisable by delivery of a written notice to CSN within 30 days following the deadline to cure such breach, to sell all, but not less than all, of its shares in Namisa to CSN (“Put Option – Default SA”) or (ii) if CSN is the Non-Defaulting Party, CSN shall have the right, exercisable by delivery of a written notice to Big Jump within 30 days following the deadline to cure such breach, to purchase all, but not less than all, of the shares in Namisa held by Big Jump (“Call Option – Default SA”), provided that both Put Option – Default SA and Call Option Default SA shall be exercised at a price per share equal to the Fair Market Value of Namisa (as described in item (iii) below).

Companhia Siderúrgica Nacional

4
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

With respect to the Operational Agreements, the parties to the SA agreed that in the case of a material breach by CSN under the (i) High Silica ROM Iron Ore Supply Contract by CSN, (ii) Low Silica ROM Iron Ore Supply Contract, (iii) Iron Ore Supply Contract, (iv) Support Agreement, or (v) Port Operating Services Agreement occurs, then within 90 days following the delivery of a written notice provided by Big Jump (“Notice – Operational Agreements”), Big Jump may elect to sell all, but not less than all, of its shares in Namisa to CSN (“Put Option – Operational Agreements”), at the exercise price per share. The Put Option – Operational Agreements shall be enforceable against CSN during all times while Big Jump remains as a shareholder of Namisa.

(iii) Determination of the consideration for acquisitions under the exercise of the Put and Call (determination of the price per share equal to the Fair Market Value of Namisa):

Within 10 days following the date of any of the Put / Call notices referred to in items (i) and (ii) above, each of CSN and Big Jump shall select one investment bank of international standing, which shall make an independent valuation of the fair market value of Namisa in US dollar amounts, based on the assumptions set forth in the SA. CSN and Big Jump agreed that they shall cause such independent valuations to be made up to 40 days following the date of the relevant notice and shall submit such determination to the other party. If the valuations differ by an amount that is 10% or less of the higher valuation, then the fair market value shall be calculated by averaging the independent valuations of the two investment banks. If any investment bank’s valuation exceeds that of the other by more than 10% of the higher valuation, the two investment banks shall select a third investment bank, which shall make its own independent valuation of Namisa within 30 days following the date on which both initial valuations have been submitted to the parties by the initial two investment banks. In case the valuation prepared by the third investment bank falls within the valuations prepared by the two initial investment banks, then the valuation prepared by the third investment bank shall be considered the final fair market value of Namisa. In case the valuation prepared by the third investment bank does not fall within the valuations prepared by the two initial investment banks, then the final fair market value of Namisa shall be one of the valuations performed by the initial two investment banks that most closely resemble the valuation prepared by the third investment bank.

(iv) Big Jump’s initial investment as a significant source of financing for Namisa, and the subsequent financing of Namisa’s operations

Big Jump’s acquisition of its 40% stake in Namisa resulted from a primary issuance of shares by Namisa to Big Jump, in exchange for approximately US$ 3 billion, which resulted in the dilution of CSN’s participation in Namisa from 100% to 60%. Such an injection of US$ 3 billion allowed Namisa to immediately increase its operating activities through the contracting of long-term iron ore supply agreements and port operating services agreement with CSN (Operational Agreements). Additionally, the investment by Big Jump and the increase of Namisa’s shareholders’ equity and operating activities makes Namisa eligible to favorable financing with multilateral organizations such as Japan Bank for International Cooperation (JBIC).

The subsequent financing of Namisa’s expenditures and business operations shall be made in accordance with (a) a long-term business plan (“Long-Term Business Plan”), (b) a mid-term business plan, which shall comprise a period of 3 years and be subsequently reviewed and renewed for additional periods of 3 years and (c) an annual operating budget, which shall be adopted not less than 30 days following the date hereof and 30 days prior to commencement of each fiscal year as approved by the shareholders (“Annual Operating Budget”).

Companhia Siderúrgica Nacional

5
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

The Annual Operating Budgets shall include (a) Namisa’s business strategy and organizational structure, basic goals, projected revenues, expenses, capital expenditures, financing plans, insurance, cash flows, appointment of agents or advisers and strategic alliances, in each case with projections for not less than the 3 succeeding fiscal years; and (ii) operating projections of Namisa for not less than the 3 succeeding fiscal years. The Annual Operating Budget shall be based on the Long-Term Business Plan and the Mid-Term Business Plan.

Approvals of the Long-Term Business Plan, the Mid-Term Business Plan and the Annual Operating Budget are Major Decisions and therefore require prior approval of shareholders holding at least 61% of the Namisa shares. Except for financings that have been expressly approved in conjunction with the relevant Annual Operating Budget, the incurrence of indebtedness in excess of US$150 million (or its equivalent in local currency) is a Major Decision subject to approval of 61% of the shareholders of Namisa.

(v) Other rights provided to Big Jump under the SA

In addition to the rights to approve all Major Decisions and to exercise the Put Option as described in items (i) and (ii) above, which grant Big Jump significant influence over the management, compensation, strategy, planning, investments, capital expenditures, financing and disposition of assets of Namisa, Big Jump is also entitled to share transfer restriction rights, right of first refusal, tag along and payment of minimum dividends. We understand such rights are substantive participating rights, rather than protective or merely participating rights.

(vi) Dividends

Namisa shall distribute dividends or interests over capital of, at least, 50% (fifty percent) of its annual net profit, calculated pursuant to applicable law (“Minimum Dividends”). In case the cash available for distribution as Minimum Dividends is not sufficient for the full payment of such dividends in any given fiscal year, the unpaid portion of the applicable Minimum Dividends shall be allocated to the unrealized profit reserve and distributed as dividends to shareholders as soon as Namisa obtains the necessary funds for such payment, in accordance with applicable law.

Under the SA, prior approval of shareholders holding at least 61% of the shares in Namisa is required for declaration of any dividends and/or interest on capital or the distribution of any surplus or earnings, change in or deviation from the dividend policy of Namisa and/or its controlled subsidiaries, or any decision to retain for capital expenditure funds otherwise available for distributions of dividends.

(vii) Our assessment of the sixth factor within the “Factors to Consider” section of EITF 96-16

According to the sixth factor within the “Factors to Consider” section of EITF 96-16, the feasibility of the contractual right to buy out the interest of the minority shareholder should be considered when determining if the participation rights of the minority shareholder are substantive. If such a buyout is prudent, feasible, and substantially within the control of the majority owner in such a way that negates the participating rights of the minority shareholder to veto an action of the majority shareholder, the participating right of the minority shareholder is not a substantive right.

Companhia Siderúrgica Nacional

6
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

As discussed in more detail in item (i) above, under the SA, if the dispute resolution mechanism fails to resolve a Major Decision Disagreement, Big Jump has the right to exercise the Put Option – Deadlock for fair market value and CSN has the right to exercise the Call Option – Deadlock for fair market value. We note that such dispute resolution mechanism includes the engagement of professional mediators, and negotiations in good faith by the principals of both CSN and Big Jump. Additionally, and more importantly, if CSN causes a Major Decision Disagreement and CSN is not acting in good faith or in compliance with the basic principles set forth in the SA (Improper Behavior), Big Jump has the right to refer the matter to an Arbitral Tribunal. In case the Arbitral Tribunal determines that CSN acted with Improper Behavior, Big Jump shall have the right to individually approve such Major Decision matter subject to the Major Decision Disagreement. This clearly demonstrates that the Call Option – Deadlock is not prudent, feasible and substantially in control of CSN, and does not give CSN the ability to negate Big Jump’s right to veto a Major Decision. It is rather a genuine deadlock resolution mechanism.

Finally, as discussed in item (iv) above, Big Jump’s investment in Namisa was an important source of financing for the increase of Namisa’s operating activities, which is another element that demonstrates that it would not be prudent, feasible and substantially within the control of CSN to buy out Big Jump.

In view of all the above, we understand the participating rights of Big Jump are substantive, which overcomes the presumption that CSN should consolidate Namisa.

SEC Comment No. 3.

3. We note from your response to comment 15 in our letter dated September 17, 2009, that you recognized the US$1.7 billion gain from the decrease in your interest in Namisa as part of the investment in affiliated companies. Please provide us with the journal entries you recorded for Namisa’s issuance of new shares to Big Jump and the corresponding decrease in your ownership interest in Namisa, including the authoritative literature that supports your accounting.

Response to Comment No. 3.

Based on the guidance provided by EITF 96-16, the Company concluded that the remaining interest of 60% held by CSN would not allow the consolidation of Namisa. Therefore, the Company concluded that the former subsidiary Namisa should no longer be consolidated but rather be accounted for by the equity method.

Since Namisa issued new shares to Big Jump, CSN’s controlling interest was reduced and the subsidiary no longer qualified for consolidation by the parent. Issuances of new stock by an investee and transactions in its own stock that affect the investor’s ownership interest in the investee may be accounted for by the investor as a gain or loss.

In order to evaluate whether the gain recognition in income would be appropriate under US GAAP, we have considered the guidance provided by SAB 51. When a subsidiary sells its own equity shares that represent a voting interest to parties other than the parent, the parent’s ownership interest decreases and a gain or loss may arise. US GAAP does not specifically address these stock transactions by a subsidiary, but practice generally has adopted the guidance issued by the SEC in SAB 51, as amended by SAB 84 (SAB Topic 5-H ), for all such transactions.

SAB 51 addresses the accounting for transactions in which a consolidated subsidiary issues common stock in exchange for cash or non-cash assets. SAB 51 permits, but does not require, a parent to include gains and losses from those transactions in income (referred to as SAB 51 gains and losses in this section). If a parent does not include a SAB 51 gain and loss in income, then the gain and loss should be recorded as a capital transaction in equity. According to SAB Topic 5-H, the inclusion of the SAB 51 gain and loss in either the income statement or as a capital transaction in equity is an accounting policy election. Additionally, the sale of the 40% interest is not part of a broader corporate reorganization contemplated or planned by CSN.

Companhia Siderúrgica Nacional

7
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

The Company decided to recognize the gain in the income statement as non-operating. The recognition of the gain in the income statement was presented in a specific line as required in the current accounting literature (Topic 5-H):

Question 6: How should the registrant disclose the accounting for issuances of a subsidiary’s stock in the consolidated financial statements?

Interpretive Response: The staff believes that gains (or losses) arising from issuances by a subsidiary of its own stock, if recorded in income by the parent, should be presented as a separate line item in the consolidated income statement without regard to materiality and clearly be designated as non-operating income. An appropriate description of the transaction should be included in the notes to the financial statements, as further described below.

The Company used the following accounting entries to record Namisa’s issuance of new shares to Big Jump and the corresponding decrease in CSN’s ownership interest in Namisa, that result in a net non-operating gain on 40%-dilution of its interest in the amount of US$1.667 million:

Namisa’s issuance of new shares to Big Jump (40% of Namisa’s net equity before capital increase by Big Jump):

  $162 million credit to investment in affiliated companies;

  $158 million debit to gain (loss) on dilution of interest in subsidiary; and

  $4 million debit to cumulative translation adjustment.

Capital increase by Big Jump in Namisa through issuance of 187,749,249 new shares (decrease in CSN’s ownership interest in Namisa):

  $1,871 million debit to investment in affiliated companies;

  $1,825 million credit to gain (loss) on dilution of interest in subsidiary; and

  $46 million credit to cumulative translation adjustment.

Based on the analysis above, we believe that the gain recognized in the income statement by CSN was appropriate under US GAAP.

* * * *

Companhia Siderúrgica Nacional

8
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Marcos Lessa at +55-11-3079-7584 or Claudio Oksenberg at +55-11-3702-2204.

Sincerely,

/s/ Paulo Penido Pinto Marques
Companhia Siderúrgica Nacional
Name: Paulo Penido Pinto Marques
Title: Chief Financial Officer

cc:	Tracey Houser, Staff Accountant, Division of Corporation Finance
Al Pavot, Division of Corporation Finance
Securities and Exchange Commission

Companhia Siderúrgica Nacional

9
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP